UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

Brian Sopinsky, Esq.

SIG Asia Investment, LLLP

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington, DE 19801

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22238M109

1	Names of Reporting Persons SIG China Investments One, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.1%(1)

14	Type of Reporting Person (See Instructions) CO

(1) Based on 107,932,572Ordinary Shares issued and outstanding as of December 15, 2015.

CUSIP No. 22238M109

1	Names of Reporting Persons SIG Asia Investment, LLLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.1%(2)

14	Type of Reporting Person (See Instructions) PN

(2) Based on 107,932,572 Ordinary Shares issued and outstanding as of December 15, 2015.

1	Names of Reporting Persons Tim T. Gong

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 161,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 161,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%(3)

14	Type of Reporting Person (See Instructions) IN

(3) Based on 107,932,572 Ordinary Shares issued and outstanding as of December 15, 2015.

Item 1.         Security and Issuer.

This class of securities to which this statement on Schedule 13D relates is the ordinary shares, par value $0.001 per share (“Ordinary Shares”) of Country Style Cooking Restaurant Chain Co., Ltd. (the “Company”). The principal executive offices of the Company are located at No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

American depositary shares (the “ADSs”), each of which represents four Ordinary Shares of the Company, are listed on the New York Stock Exchange under the symbol “CCSC.”

Item 2.         Identity and Background.

This Schedule 13D is filed jointly by SIG China Investments One, Ltd. (“SIG China”), SIG Asia Investment, LLLP (“SIG Asia”), and Tim T. Gong (“Mr. Gong” and, together with SIG China and SIG Asia, the “Reporting Persons”).

SIG China is an exempted company incorporated in the Cayman Islands, and its principal business is securities investments.  The business address of SIG China is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  The Board of Directors of SIG China consists of Arthur Dantchik, Joel Greenberg and William Walmsley.

SIG Asia is a Delaware limited liability limited partnership and its principal business is to act as an investment manager for certain affiliated entities, including SIG China.  The general partner of SIG Asia is SAI Holding, LLC, a Delaware limited liability company (“SAI Holding”).  The principal business of SAI Holding is to act as general partner for SIG Asia. The Board of Managers of each of SIG Asia and SAI Holding consists of Arthur Dantchik, Mark Dooley, Joel Greenberg, and Jeffrey Yass. The business addresses of each of SIG Asia and SAI Holding is One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington, Delaware 19801.

Jeffrey Yass is the person who ultimately controls SIG China and SIG Asia with respect to the matter described herein.

The business address of each of Messrs. Dantchik, Dooley, Greenberg and Yass is 401 City Avenue, Suite 220, Bala Cynwyd, Pennsylvania 19004 and the present principal occupation of each is the investment business.  Messrs. Dantchik, Dooley, Greenberg, and Yass are each citizens of the United States of America.

The business address of Mr. Walmsley is Rawlinson & Hunter, Windward 1, Regatta Office Park, PO Box 897, Grand Cayman, Cayman Islands and his present principal occupation is as an attorney in the Cayman Islands.  Mr. Walmsley is a British citizen.

Mr. Gong is engaged in the investment business as an employee of SIG Asia.  He is a United States citizen with a business address of Hu Bin Plaza, Suite 1705, Corporate Avenue, 222 Hu Bin Ave., Shanghai, 200021, People’s Republic of China.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any individual or other entity named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited (“Parent”), Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent as a result of the Merger (as defined below in Item 4). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$5.23 in cash per ADS or US$1.3075 in cash per Ordinary Share, approximately US$44 million will be expended by the Consortium Members (as defined below in Item 4) in acquiring approximately 34 million outstanding Shares (calculated based on the number of Ordinary Shares outstanding as of December 15, 2015 and excluding the Rollover Shares (as defined below in Item 4) and the number of Shares issuable upon the exercise or vesting of awards granted under the Company’s incentive share plans) owned by shareholders of the Company. Pursuant to the Debt Commitment Letter (as defined below in Item 4), the Merger will be financed with debt financing from the Financing Bank (as defined below in Item 4).

Item 4.         Purpose of Transaction

Proposal and Consortium Agreement

On August 14, 2015, Ms. Hong Li (“Ms. Li”), Mr.  Xingqiang Zhang (“Mr. Zhang”) and Sky Success Venture Holdings Limited (“Sky Success” and, together with Ms. Li and Mr. Zhang, the “Consortium Members”) together submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of outstanding Ordinary Shares of the Company other than Ordinary Shares owned by the Consortium Members or their respective affiliates for cash consideration equal to US$5.23 per ADS of the Company.

On August 24, 2015, the Consortium Members entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to undertake the transaction to acquire all the outstanding Ordinary Shares of the Company other than Ordinary Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members have agreed not to, without each other’s prior written consent, (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Ordinary Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Ordinary Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transaction of similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

Merger Agreement

On December 17, 2015, Parent, Merger Sub and the Company, entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$1.3075 per Ordinary Share, or US$5.23 per ADS.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by the affirmative vote of holders of Ordinary Shares representing at least two-thirds of the Ordinary Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by SIG China, SIG Asia, Ms. Li, Mr. Zhang, Sky Success, Regal Fair Holdings Limited (“Regal Fair”), Mr. Zhiyun Peng (“Mr. Peng”), Mr. Jinjing Hong, Mr. Liping Deng (“Mr. Deng”), Mr. Zhiyong Hong and Parent, and the Company’s ADSs will no longer be listed on the New York Stock Exchange.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Regal Fair, Sky Success and SIG China  (together the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which each of the Rollover Shareholders agreed to the cancellation of a certain number of Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by such Rollover Shareholder (the “Owned Shares”) and the Ordinary Shares issuable upon the vesting and acceleration of the restricted shares granted by the Company under its share incentive plan and all amendments and modifications thereto (the “Share Awards”, and together with the Owned Shares, the “Rollover Shares”) for no consideration at the effective time of the Merger and to subscribe, or cause his, her or its affiliate to subscribe, for a corresponding number of newly issued ordinary shares of Parent in accordance with the terms of the Rollover Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Mr. Gong, Regal Fair, Sky Success and SIG China (together, the “Voting Shareholders”) also entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Voting Shareholders undertook to vote or cause to be voted (including by proxy or written resolution, if applicable) all of his, her or its Securities (as defined in the Voting Agreement) for authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against, among other matters, any competing transaction, at any meeting of the Company’s shareholders or in connection with any written resolution of the Company’s shareholders. Also pursuant to the Voting Agreement, each Voting Shareholder appointed Parent, and any designee of Parent, as its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) its Securities in accordance with the foregoing.

Each Voting Shareholder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Securities. The obligations under the Voting Agreement terminate upon the earlier to occur of (a) the closing of the Merger or (b) the date of termination of the Merger Agreement.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$50 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Regal Fair, Sky Success and SIG China (together, the “Guarantors”) entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantors guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A thereto (for each such Guarantor, the “Guaranteed Percentage”) of the obligations of Parent or Merger Sub, to pay the Company (a) the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.06(b) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the costs, expenses and interests payable pursuant to Section 6.14(c) and Section 8.06(c) of the Merger Agreement (the “Expense Obligations,” and together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due. In addition, the Guarantors agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Company in connection with enforcement of its rights thereunder pursuant to Section 1(b) of the Limited Guarantee. A Guarantor’s liability under the Limited Guarantee shall not exceed an amount equal to its Guaranteed Percentage of (i) the Parent Fee Obligations, plus (ii) the Expense Obligations, minus (iii) any portion of the Guaranteed Obligations actually paid by Parent or Merger Sub in accordance with the terms thereof and under the Merger Agreement.

The Limited Guarantee will terminate as of the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms (other than a termination of the Merger Agreement for which a Parent Termination Fee is, in accordance with Section 8.06(b) of the Merger Agreement, due and owing by Parent (a “Qualifying Termination”)), and (iii) the date following ninety (90) days from the date of a Qualifying Termination if the Company has not presented a written claim for payment of the Guaranteed Obligation to any Guarantor by such date.

The descriptions of the Proposal, the Consortium Agreement, the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal, the Consortium Agreement, the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed herewith as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7, respectively, and are incorporated herein by this reference.

Except as indicated above, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

By virtue and as a result of their execution of the Voting Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with the other Voting Shareholders with respect to the transaction described in Item 4 of this Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any of the Ordinary Shares beneficially owned by the other members of the “group” for purposes of Section 13(d) of the Act, or for any other purpose and, except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by the ADSs) held by each other Reporting Person, Ms. Li, Mr. Zhang, Regal Fair, Sky Success, Mr. Peng, Mr. Jinjing Hong, Mr. Deng, or Mr. Zhiyong Hong.  In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a “group”, or have agreed to act as a “group”.

To the knowledge of the Reporting Persons, the “group” formed by the Reporting Persons and the other Voting Shareholders may be deemed beneficially to own 74,586,548 Ordinary Shares, or approximately 69.0% of the total issued and outstanding Ordinary Shares of the Company (including 107,932,572 outstanding Ordinary Shares of the Company and in the aggregate 128,000 vested restricted shares held by Mr. Gong, Ms. Li, Mr. Zhang and Mr. Peng).

The 12,000,000 Ordinary Shares beneficially owned by SIG Asia consist of 12,000,000 Ordinary Shares owned by SIG China.

The 161,000 Ordinary Shares beneficially owned by Mr. Gong consist of (i) 98,000 Ordinary Shares and (ii) 63,000 vested restricted shares.

As provided in the Voting Agreement, as of December 17, 2015, (i) Ms. Li held 86,500 Ordinary Shares of the Company and 22,500 vested restricted shares, (ii) Mr. Zhang held 78,500 Ordinary Shares of the Company and 22,500 vested restricted shares, (iii) Mr. Peng held 20,000 Ordinary Shares of the Company and 20,000 vested restricted shares, (iv) Mr. Zhiyong Hong held 278,000 Ordinary Shares of the Company, (v) Regal Fair held 44,522,148 Ordinary Shares of the Company and (vi) Sky Success held 17,384,544 Ordinary Shares of the Company.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons in this Schedule 13D or the information contained in any other Schedule 13D filed by Ms. Li, Mr. Zhang, Regal Fair, Sky Success, Mr. Peng, Mr. Jinjing Hong, Mr. Deng, or Mr. Zhiyong Hong, except as otherwise provided in Rule 13d-1(k).

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 107,932,572 Ordinary Shares issued and outstanding as of December 15, 2015, as set forth in the Merger Agreement.

Except as disclosed in this statement, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in Item 2 above, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in Item 2 above, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in Item 2 above, has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

Item 7.         Material to be Filed as Exhibits.

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 1: Proposal Letter dated August 14, 2015 from Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited, to the board of directors of the Country Style Cooking Restaurant Chain Co., Ltd. *

Exhibit 2: Consortium Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited. *

Exhibit 3: Agreement and Plan of Merger, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited and Country Style Cooking Restaurant Chain Co., Ltd. **

Exhibit 4: Rollover Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd. ***

Exhibit 5: Voting Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Mr. Tim T. Gong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd. ***

Exhibit 6: Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Country Style Cooking Restaurant Chain Holding Limited and Country Style Cooking Restaurant Chain Merger Company Limited, dated as of December 17, 2015. ***

Exhibit 7: Limited Guarantee by Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd., in favor of Country Style Cooking Restaurant Chain Co., Ltd., dated as of December 17, 2015. **

Exhibit 8: Joint Filing Agreement, dated as of April 6, 2016 by and among SIG China Investments One, Ltd., SIG Asia Investment, LLLP, and Mr. Tim T. Gong. ****

Exhibit 9: Limited Power of Attorney executed by SIG China Investments One, Ltd., authorizing SIG Asia Investment, LLLP to sign and file this Schedule 13D on its behalf, dated as of May 2006. ****

* Previously filed with the Commission as an Exhibit to the Schedule 13D with respect to Country Style Cooking Restaurant Chain Co. Ltd., filed by Hong Li and such other reporting persons thereunder on August 24, 2015 and incorporated herein by reference.

** Previously filed with the Commission as an Exhibit to the Current Report on Form 6-K filed by Country Style Cooking Restaurant Chain Co. Ltd. on December 18, 2015 and incorporated herein by reference.

*** Previously filed with the Commission as an Exhibit to the Schedule 13D/A with respect to Country Style Cooking Restaurant Chain Co. Ltd., filed by Hong Li and such other reporting persons thereunder on December 28, 2015 and incorporated herein by reference.

**** Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2016

SIG China Investments One, Ltd.		SIG Asia Investment, LLLP

By: SIG Asia Investment, LLLP
Pursuant to a Limited Power of Attorney,
a copy of which is included herewith.
		By:	/s/ Michael Spolan
By:	/s/ Michael Spolan	Name:	Michael Spolan
Name:	Michael Spolan	Title:	Vice President
Title:	Vice President

Tim T. Gong

/s/ Tim T. Gong

EXHIBIT 8

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares of Country Style Cooking Restaurant Chain Co., Ltd. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 6, 2016

SIG China Investments One, Ltd.

By:	SIG Asia Investment, LLLP
Pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

SIG Asia Investment, LLLP

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

Tim. T. Gong

/s/ Tim T. Gong

EXHIBIT 9

LIMITED POWER OF ATTORNEY

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the day of May, 2006 by SIG China Investments One, Ltd. (hereinafter called “the Company”), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated May   , 2006, by and between the Company and Susquehanna Asia Investment, LLLP, the Company expressly authorized Susquehanna Asia Investment, LLLP to enter into transactions in certain designated areas as defined in the Amended and Restated Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Joel Greenberg (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of SUSQUEHANNA ASIA INVESTMENT, LLLP, which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Amended and Restated Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
SIG CHINA
INVESTMENTS ONE, LTD.	By:	/s/ Joel Greenberg
Joel Greenberg
(Director)